                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
    (Fee required)

     For the fiscal year ended March 31, 1998

                                       or

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to __________.

Commission File No. 0-16115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      IMPCO Investment and Tax Savings Plan
                           c/o Impco Technologies, Inc.
                            (formerly Airsensors, Inc.)
                               16804 Gridley Place
                               Cerritos, CA 90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Impco Technologies, Inc.
                            (formerly Airsensors, Inc.)
                               16804 Gridley Place
                               Cerritos, CA 90703

Financial Statement Filed as Part of This Report:

                                                                           PAGE

Report of Independent Auditors...............................................4

Statements of Net Assets Available for Benefits..............................5

Statements of Changes in Net Assets Available for Benefits...................7

Notes to Financial Statements...............................................10

Supplemental Schedules:

         Schedule of Assets Held for Investment.............................19

         Schedule of Reportable Transactions................................20

SIGNATURES

     The PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         September 30, 1998

                                       IMPCO INVESTMENT AND TAX
                                       SAVINGS PLAN

                                       By  /s/ DON DOMINIC
                                          -----------------------------------
                                                   Plan Administrator

                                INDEX TO EXHIBITS


EXHIBIT NO.                                                               PAGE
  23.1            Consent of Ernst & Young LLP                             22


                         Report of Independent Auditors

IMPCO Technologies, Inc. as
Plan Administrator of
The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IMPCO Investment and Tax Savings Plan (the Plan) as of March 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 1998 and 1997, and the changes in its net assets available for benefits for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of March 31, 1998, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

Long Beach, California
August 28, 1998

                      IMPCO Investment and Tax Savings Plan

    Statement of Net Assets Available for Plan Benefits with Fund Information

                                March 31, 1998

                              Prudential                               Prudential    Prudential
                              Government                                  Small      Allocation    Prudential   Prudential
                             Money Market    Prudential   Prudential     Company      Strategy       Balance    Government
                                Series      Utility Fund  Equity Fund     Fund        Portfolio       Fund      Income Fund
                             ------------   ------------  -----------  ----------    -----------   ----------   -----------
ASSETS

Investments:

 Interest based accounts       $369,998        $      -    $         -   $      -        $  -        $      -      $      -

 Pooled investments                    -        976,585      1,157,021    830,727           -         489,303       103,897

 Loans receivable from
  employees                            -              -              -          -           -                             -
                               ---------       --------     ----------   --------        ----        --------      --------
   Total investments             369,998        976,585      1,157,021    830,727           -         489,303       103,897

Contributions receivable from
 participants and employer             -              -              -          -           -                             -
                               ---------       --------     ----------   --------        ----        --------      --------
Net assets available for
 plan benefits                  $369,998       $976,585     $1,157,021   $830,727        $  -         489,303      $103,897
                               ---------       --------     ----------   --------        ----        --------      --------
                               ---------       --------     ----------   --------        ----        --------      --------
                                                                                    Fidelity     Fidelity
                                 Prudential   Prudential                            Advisor      Advisor
                                   Special    Government           Impco            Growth       Equity
                                    Money     Money Market   Technologies, Inc.  Opportunities   Income
                                    Market   Private Shares        Stock              Fund        Fund     Loan Fund       Total
                                 ----------  --------------  ------------------  -------------   --------  ---------     ---------
ASSETS

Investments:

 Interest based accounts          $      -      $     -            $     -          $      -      $      -   $      -    $  369,998

 Pooled investments                135,431       12,179             80,788           249,205       121,565          -     4,156,701

 Loans receivable from
  employees                              -            -                  -                 -             -    252,762       252,762
                                 ---------      -------           --------          --------      --------   --------    ----------
   Total investments               135,431       12,179             80,788           249,205       121,565    252,762     4,779,461

Contributions receivable from
 participants and employer             -              -                  -                 -             -          -             -
                                 ---------      -------           --------          --------      --------   --------    ----------
Net assets available for
 plan benefits                    $135,431      $12,179            $80,788          $249,205      $121,565   $252,762    $4,779,461
                                 ---------      -------           --------          --------      --------   --------    ----------
                                 ---------      -------           --------          --------      --------   --------    ----------


                             See accompanying notes

                      IMPCO Investment and Tax Savings Plan

    Statement of Net Assets Available for Plan Benefits with Fund Information

                                March 31, 1997

                                  Prudential                               Prudential    Prudential                   Prudential
                                  Government                                  Small      Allocation    Prudential       Special
                                 Money Market    Prudential   Prudential     Company      Strategy     Government        Money
                                    Series      Utility Fund  Equity Fund     Fund        Portfolio    Income Fund       Market
                                 ------------   ------------  -----------  ----------    -----------   ----------     -----------
ASSETS

Investments:

 Interest based accounts           $305,998        $      -     $      -     $      -      $      -       $      -     $       -

 Pooled investments                       -         659,243      767,069      557,256       328,481        158,123       140,501

 Loans receivable from
  employees                               -               -            -            -             -              -             -
                                   --------        --------     --------     --------      --------       --------      --------
   Total investments                305,998         659,243      767,069      557,256       328,481        158,123       140,501

Contributions receivable from
 participants and employer                -              -           -              -             -              -             -
                                   --------        --------     --------     --------      --------       --------      --------
Net assets available for
 plan benefits                     $305,998        $659,243     $767,069     $557,256      $328,481       $158,123      $140,501
                                   --------        --------     --------     --------      --------       --------      --------
                                   --------        --------     --------     --------      --------       --------      --------
                                                                        Fidelity     Fidelity
                                  Prudential                            Advisor      Advisor
                                  Government           Impco            Growth       Equity
                                  Money Market   Technologies, Inc.  Opportunities   Income
                                 Private Shares        Stock              Fund        Fund     Loan Fund       Total
                                 --------------  ------------------  -------------   --------  ---------     ---------
ASSETS

Investments:

 Interest based accounts             $    -          $     -            $      -       $     -   $      -    $  305,998

 Pooled investments                   5,239           45,052             135,061        44,196          -     2,840,221

 Loans receivable from employees          -                -                   -             -    251,338       251,338
                                     ------          -------            --------       -------   --------    ----------
  Total investments                   5,239           45,052             135,061        44,196    251,338     3,397,557

Contributions receivable from
 participants and employer                -                -                   -             -          -             -
                                     ------          -------            --------       -------   --------    ----------
Net assets available for
 plan benefits                       $5,239          $45,052            $135,061       $44,196   $251,338    $3,397,557
                                     ------          -------            --------       -------   --------    ----------
                                     ------          -------            --------       -------   --------    ----------


                             See accompanying notes

                     IMPCO Investment and Tax Savings Plan

                 Statement of Changes in Net Assets Available
                   for Plan Benefits with Fund Information

                           Year ended March 31, 1998


                              Prudential                               Prudential    Prudential
                              Government                                  Small      Allocation    Prudential   Prudential
                             Money Market    Prudential   Prudential     Company      Strategy       Balance    Government
                                Series      Utility Fund  Equity Fund     Fund        Portfolio       Fund      Income Fund
                             ------------   ------------  -----------  ----------    -----------   ----------   -----------
Additions to net assets
 attributed to:
  Net realized/unrealized
   appreciation
   (depreciation) in fair
   value of investments        $ (1,365)        177,057      221,529      167,277       7,212       (31,375)       4,684
  Investment income              15,530          95,831       68,107       75,145      49,015        63,179        6,150

  Contributions:
   Participants                  68,891          54,271      157,297      126,595      68,148        25,585        10,347
   Employer                      22,054          11,610       22,468       14,423       2,195         5,278         1,350
  Loan repayments                22,767          24,319       22,186       31,831       4,057        11,895         3,012
                               --------        --------     --------     --------    --------       -------     ---------
    Total additions             127,877         363,088      491,587      415,271     130,627        74,562        25,543

Deductions from net assets
 attributed to:
  Benefits paid to
   participants                 (54,403)        (20,189)     (78,874)     (97,333)    (12,217)      (21,206)      (78,906)
  Loans to participants          (9,474)        (25,557)     (22,761)     (45,122)     (3,136)       (7,807)         (863)
                               --------        --------     --------     --------    --------       -------     ---------
    Total deductions            (63,877)        (45,746)    (101,635)    (142,455)    (15,353)      (29,013)      (79,769)
                               --------        --------     --------     --------    --------       -------     ---------
Net increase (decrease)
 prior to interfund transfers    64,000         317,342      389,952      272,816     115,274        45,549       (54,226)
Interfund transfers, net              -               -            -          655    (443,755)      443,754
                               --------        --------     --------     --------    --------       -------     ---------
Net increase (decrease)          64,000         317,342      389,952      273,471    (328,481)      489,303       (54,226)

Net assets available for
 benefits at beginning
 of year                        305,998         659,243      767,069      557,256     328,481             -       158,123
                               --------        --------     --------     --------    --------       -------     ---------
Net assets available for
  benefits at end of year      $369,998        $976,585   $1,157,021     $830,727    $      -      $489,303      $103,897
                               --------        --------     --------     --------    --------       -------     ---------
                               --------        --------     --------     --------    --------       -------     ---------

                                                                                    Fidelity     Fidelity
                                 Prudential   Prudential                            Advisor      Advisor
                                   Special    Government           Impco            Growth       Equity
                                    Money     Money Market   Technologies, Inc.  Opportunities   Income
                                    Market   Private Shares        Stock              Fund        Fund     Loan Fund       Total
                                 ----------  --------------  ------------------  -------------   --------  ---------     ---------
Additions to net assets
 attributed to:
  Net realized/unrealized
   appreciation
   (depreciation) in fair
   value of investments                (30)         (28)              21,836           47,214      18,688                $632,699
  Investment income                  6,740          369                                14,024       6,299     21,890      422,278

  Contributions:
   Participants                                       -               16,805           67,354      48,086                 643,379
   Employer                                           -               10,933            8,743       7,250                 106,304
  Loan repayments                                                      4,126            5,553       1,849    117,496      249,091
                                 ----------  --------------  ------------------  -------------   --------  ---------     ---------
    Total additions                  6,710          341               53,700          142,888      82,172    139,386    2,053,751

Deductions from net assets
 attributed to:
  Benefits paid to participants    (11,780)      (1,927)              (3,573)         (32,475)     (3,506)    (6,366)    (422,755)
  Loans to participants                            (126)                               (1,354)     (1,297)  (131,596)    (249,092)
                                 ----------  --------------  ------------------  -------------   --------  ---------     ---------
  Total deductions                 (11,780)      (2,053)              (3,573)         (33,829)     (4,803)  (137,962)    (671,847)
                                 ----------  --------------  ------------------  -------------   --------  ---------     ---------

Net increase (decrease) prior
 to interfund transfers             (5,070)      (1,712)              50,127          109,059      77,369      1,424    1,381,904

Interfund transfers, net                 -        8,652              (14,391)           5,085           -          -            -
                                 ----------  --------------  ------------------  -------------   --------  ---------    ---------
Net increase (decrease)             (5,070)       6,940               35,736          114,144      77,369      1,424    1,381,904

Net assets available for
 benefits at beginning
 of year                           140,501        5,239               45,052          135,061      44,196    251,338    3,397,557
                                 ----------  --------------  ------------------  -------------   --------  ---------    ---------
Net assets available for
benefits at end of year           $135,431      $12,179              $80,788         $249,205    $121,565   $252,762   $4,779,461
                                 ----------  --------------  ------------------  -------------   --------  ---------    ---------
                                 ----------  --------------  ------------------  -------------   --------  ---------    ---------


                             See accompanying notes

                       IMPCO Investment and Tax Savings Plan
      Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                 Information
                          Year ended March 31, 1997


                                                Prudential                                   Prudential    Prudential
                                                Government                                     Small       Allocation    Prudential
                                               Money Market    Prudential      Prudential     Company       Strategy     Government
                                                 Series       Utility Fund     Equity Fund     Fund         Portfolio    Income Fund
                                               ------------   ------------     -----------   ----------    ----------    ----------
Additions to net assets attributed to:
  Net realized/unrealized
   appreciation (depreciation)
   in fair value of investments                $  (2,120)      $  32,773       $  8,723      $   6,113       $ (20,515)  $  (5,471)
  Investment income                               12,855          69,146         83,817         85,296          37,342       9,602
  Loan interest income                             3,754           4,540          3,324          3,955           3,650         803
  Contributions:
    Participants                                  55,959          70,587        102,676         86,040          41,321      10,843
    Employer                                      21,095          13,245         22,695         18,120           8,715       1,874
  Loan repayments                                 19,314          26,099         17,491         22,870          20,004       4,281
                                               ------------   ------------     -----------   ----------     ----------   ----------
      Total additions                            110,857         216,390        238,726        222,394          90,517      21,932

Deductions from net assets attributed to:
  Benefits paid to participants                  (55,033)        (81,824)      (115,904)       (75,697)        (54,747)     (3,097)
  Loans to participants                          (22,911)        (23,101)       (24,189)       (22,344)        (15,258)     (1,251)
                                               ------------   ------------     -----------   ----------     ----------  ----------
      Total deductions                           (77,944)       (104,925)      (140,093)       (98,041)        (70,006)     (4,348)
                                               ------------   ------------     -----------   ----------     ----------  ----------
Net increase (decrease) prior to interfund
 transfers                                        32,913         111,465         98,634        124,353          20,511      17,584

Interfund transfers, net                             -               -              -              -               -           -
                                               ------------   ------------     -----------   ----------     ----------  ----------
Net increase (decrease)                           32,913         111,465         98,634        124,353          20,511      17,584

Net assets available for benefits
 at beginning of year                            273,085         547,778        668,436        432,903         307,970     140,539
                                               ------------   ------------     -----------   ----------     ----------  ----------
Net assets available for benefits
 at end of year                                $ 305,998      $  659,243       $767,069      $ 557,256      $  328,481   $ 158,123
                                               ------------   ------------     -----------   ----------     ----------  ----------
                                               ------------   ------------     -----------   ----------     ----------  ----------



                                                                                   Fidelity       Fidelity
                                    Prudential    Prudential         Impco         Advisor        Advisor
                                     Special      Government      Technologies,     Growth         Equity
                                      Money      Money Market         Inc.       Opportunities     Income
                                      Market    Private Shares       Stock           Fund           Fund     Loan Fund     Total
                                   ----------   --------------   --------------  -------------   ----------  ---------- ---------

Additions to net assets
 attributed to:
  Net realized/unrealized
   appreciation (depreciation)
   in fair value of investments    $      (60)  $      (33)    $   (2,303)      $   7,009      $    897    $     -     $  25,013
  Investment income                     6,540          291            -             5,527         1,285          -       311,701
  Loan interest income                    -            -              652             413           143          -        21,234
  Contributions:
    Participants                          -            -           14,171         109,321        36,475          -       527,393
    Employer                              -            -            7,914           6,024         5,525          -       105,207
  Loan repayments                         -            -            2,924           2,057           763     (115,803)         (0)
                                   ----------    -----------   --------------  -------------   ----------  ----------  ---------
  Total additions                       6,480          258         23,358         130,351        45,088     (115,803)    990,548

Deductions from net assets
 attributed to:
  Benefits paid to participants          (512)      (1,289)          (148)         (4,461)       (13,183)    (13,687)   (419,583)
  Loans to participant                    -           (230)          -            (26,109)           (85)    135,478         -
                                   ----------    -----------   --------------  -------------   ----------  ----------  ---------
      Total deductions                   (512)      (1,519)          (148)        (30,570)       (13,268)    121,792     419,583)
                                   ----------    -----------   --------------  -------------   ----------  ----------  ---------
Net increase (decrease) prior
 to interfund transfers                 5,968       (1,261)        23,210          99,781         31,820      5,988       70,965

Interfund transfers, net                  -           -               -               -              -          -            -
                                   ----------    -----------   --------------  -------------   ----------  ----------  ---------
Net increase (decrease)                 5,968       (1,261)        23,210          99,781         31,820       5,988     570,965


Net assets available for benefits
 at beginning of year                 134,533        6,500         21,842          35,280          12,376    245,350   2,826,592
                                   ----------    -----------   --------------  -------------   ----------  ----------  ---------

Net assets available for benefits
 at end of year                    $  140,501    $   5,239      $  45,052      $  135,061      $   44,196  $ 251,338  $3,397,557
                                   ----------    -----------   --------------  -------------   ----------  ---------- ----------
                                   ----------    -----------   --------------  -------------   ----------  ---------- ----------

                       IMPCO Investment and Tax Savings Plan
      Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                    Information
                             Year ended March 31, 1996



                                                 Prudential                                 Prudential  Prudential
                                                 Government                                   Small     Allocation   Prudential
                                                Money Market   Prudential     Prudential     Company     Strategy    Government
                                                   Series     Utility Fund   Equity Fund      Fund      Portfolio   Income Fund
                                               -------------  ------------   -----------    --------   -----------  -----------
Additions to net assets attributed to:
  Net realized/unrealized appreciation
   (depreciation) in fair value of investments    $   (562)    $  68,057      $  85,629    $  44,543    $  17,563    $  4,091
  Investment income                                 14,239        25,304         28,287       18,867       22,842       8,308
  Loan interest income                               3,237         4,728          3,382        2,887        2,770         878
  Contributions:
    Participants                                    68,895        74,656        106,024       89,176       32,652      10,460
    Employer                                        19,961        14,030         19,653       17,964        8,410       1,675
  Loan repayments                                   15,394        24,291         16,783       15,555       12,990       4,131
                                               -------------  ------------   -----------    --------   -----------  -----------
      Total additions                              121,164       211,066        259,758      188,992       97,227      29,543

Deductions from net assets attributed to:
  Benefits paid to participants                    (70,538)      (25,928)       (24,573)     (13,323)      (2,106)       (405)
  Loans to participants                            (16,750)      (45,269)       (26,911)     (37,410)     (21,351)    (12,007)
                                               -------------  ------------   -----------    --------   -----------  -----------
      Total deductions                             (87,288)      (71,197)       (51,484)     (50,733)     (23,457)    (12,412)
                                               -------------  ------------   -----------    --------   -----------  -----------
Net increase (decrease) prior to interfund
 transfers                                          33,876       139,869        208,274      138,259       73,770      17,131

Interfund transfers, net                           (50,349)        4,028         72,855       16,665       14,813         -
                                               -------------  ------------   -----------    --------   -----------  -----------
Net increase (decrease)                            (16,473)      143,897        281,129      154,924       88,583      17,131

Net assets available for benefits
 at beginning of year                              289,558       403,881        387,307      277,979      219,387     123,408
                                               -------------  ------------   -----------    --------   -----------  -----------
Net assets available for benefits
 at end of year                                  $ 273,085     $ 547,778      $ 668,436    $ 432,903    $ 307,970   $ 140,539
                                               -------------  ------------   -----------    --------   -----------  -----------
                                               -------------  ------------   -----------    --------   -----------  -----------


                                                                                         Fidelity     Fidelity
                                              Prudential   Prudential                    Advisor      Advisor
                                               Special     Government       Impco         Growth      Equity
                                                Money    Money Market   Technologies,  Opportunities  Income
                                                Market  Private Shares    Inc.Stock       Fund         Fund     Loan Fund   Total
                                             ---------- --------------  ------------- -------------- --------  ----------  --------
Additions to net assets attributed to:
  Net realized/unrealized appreciation
   (depreciation) in fair value of
   investments                              $    (225)    $     (65)     $  (4,891)     $    841     $   (23)   $   -     $ 214,958
  Investment income                            10,465           475            -             486          57        -       129,330
  Loan interest income                            -             -              104             6           6        -        17,998
  Contributions:
    Participants                                  -             -           18,206        13,742       4,036        -       417,847
    Employer                                      -             -            5,704         1,892         702        -        89,991
  Loan repayments                                 -             -              616            29          30    (89,819)        -
                                             ---------- --------------  ------------- -------------- --------  ----------  --------
      Total additions                          10,240           410         19,739        16,996       4,808    (89,819)    870,124

Deductions from net assets attributed to:
  Benefits paid to participants                (3,933)         (160)            (7)          -           -       (4,940)   (145,913)
  Loans to participants                        (3,080)       (4,222)           -             -           -      167,000        -
                                             ---------- --------------  ------------- -------------- --------  ----------  --------
      Total deductions                         (7,013)       (4,382)            (7)          -           -      162,060    (145,913)
                                             ---------- --------------  ------------- -------------- --------  ----------  --------
Net increase (decrease) prior to interfund
 transfers                                      3,227        (3,972)        19,732        16,996       4,808     72,241     724,211

Interfund transfers, net                      (86,188)        2,324            -          18,284       7,568        -           -
                                             ---------- --------------  ------------- -------------- --------  ----------  --------
Net increase (decrease)                       (82,961)       (1,648)        19,732        35,280      12,376     72,241     724,211

Net assets available for benefits
 at beginning of year                         217,494         8,148          2,110           -           -      173,109   2,102,381
                                             ---------- --------------  ------------- -------------- --------  ---------- ---------
Net assets available for benefits
 at end of year                              $134,533      $  6,500      $  21,842      $ 35,280     $ 12,376   $245,350 $2,826,592
                                             ---------- --------------  ------------- -------------- --------  ---------- ---------
                                             ---------- --------------  ------------- -------------- --------  ---------- ---------

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998

1.   DESCRIPTION OF THE PLAN

GENERAL

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan which is qualified under Internal Revenue Service Code
Section 401(a). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, and amended in 1993 and 1988.

All employees of the Company employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Prudential Mutual Fund Services, Inc. (PMFS) has been engaged to perform certain administrative services (i.e., day-to-day recordkeeping of the Plan) and provide assistance to the Administrative Committee. The Prudential Bank and Trust Company (PBTC) is the trustee for the Plan.

The Plan has an agreement with PBTC, whereby PBTC will maintain the contributions deposited, as designated by the participants, in any one of twelve separate funds which are described below. PMFS performs the recordkeeping for each participant's account.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998


1.   DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $10,000 for calendar year 1998 ($9,500 in 1997 and 1996). The Company's matching contributions are discretionary and will match elective salary deferrals up to 1.8% of compensation.

"Rollover" contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants may change the current allocation among their accounts at any time through notification to PMFS. Upon reallocation, PMFS then notifies the Company of any designated changes made to a participant's account. Participants may also change the allocation of future participant and Company contributions.

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998


1.   DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants have a 100% nonforfeitable right to their "salary deferral account" and "rollover account" (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for employer contributions and related earnings as follows:

                                                      Vested
Years of Service                                    Percentage
- ----------------                                    ----------
Less than 2 years                                        0%
2 years but less than 3 years                           25%
3 years but less than 4 years                           50%
4 years but less than 5 years                           75%
5 years or more                                        100%

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

INVESTMENT OPTIONS

At March 31, 1998, the Plan has twelve types of funds to which contributions are invested. Each fund has a unique investment strategy with various expected rates of returns. A brief description of each investment fund follows:

     PRUDENTIAL GOVERNMENT MONEY MARKET SERIES is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     PRUDENTIAL UTILITY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in equity and debt securities of utility companies.

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998


1.   DESCRIPTION OF THE PLAN (CONTINUED)

          PRUDENTIAL EQUITY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in the common stock of major, established corporations as well as in preferred stocks and bonds.

          PRUDENTIAL SMALL COMPANY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested in a selected portfolio of common stocks which are generally stocks of companies with market capitalizations less than $750,000,000.

          PRUDENTIAL ALLOCATION STRATEGY PORTFOLIO is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested in portfolios consisting of money market instruments, debt obligations and equity securities.

          PRUDENTIAL BALANCE FUND is a mutual fund account maintained by Prudential Investments Fund Management, Inc. The assets of this account are invested in stocks, bonds, and convertible securities.

          PRUDENTIAL GOVERNMENT INCOME FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in U.S. Government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury, and obligations issued by or guaranteed by U.S. Government agencies or instrumentalities. This fund may also write covered call options and covered put options and purchase put and call options.

          PRUDENTIAL SPECIAL MONEY MARKET is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998


1.   DESCRIPTION OF THE PLAN (CONTINUED)

          PRUDENTIAL GOVERNMENT MONEY MARKET PRIVATE SHARES is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

          IMPCO TECHNOLOGIES, INC. STOCK is a special stock account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested directly in the publicly-traded stock of Impco Technologies, Inc. (formerly AirSensors, Inc.).

          FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND is a mutual fund maintained by Prudential Mutual Fund Management. The assets of this account are invested primarily in the common stocks of major, established corporations as well as in debt obligations and equity securities.

          FIDELITY ADVISOR EQUITY INCOME FUND is a mutual fund account maintained by Prudential Mutual Fund Management. The assets of this account are invested in portfolios consisting of stocks, bonds, convertible securities and short-term investments.

The loan fund is used to account for the amount participants have borrowed from the Plan.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested interest from their fund accounts subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants' accounts and bear interest at a rate of 8.50% to 8.95%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through monthly payroll deductions.

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998


1.   DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their account. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

Investments with PBTC are stated at fair value as determined by publicly-quoted market price. The participant loans are recorded at cost which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE AND CONTRACT EXPENSES

Administrative and contract expenses are paid by the Company. During the year, administrative expenses of approximately $17,000 ($14,000 and $16,000 in 1997 and 1996, respectively) were paid directly by the Company.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   INVESTMENTS

The Plan's investment information was furnished and certified by PMFS, as applicable, in accordance with Section 2520.103.5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Investments of the Plan's net assets are as follows:

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998



                                                                            MARCH 31,
                                                                    1998                1997
                                                             ----------------------------------
      Investments:
         Prudential Government Money Market Series *           $  369,998           $  305,998
         Prudential Utility Fund *                                976,585              659,243
         Prudential Equity Fund *                               1,157,021              767,069
         Prudential Small Company Fund *                          830,727              557,256
         Prudential Allocation Strategy Portfolio                       -              328,481
         Prudential Balance Fund *                                489,303                    -
         Prudential Government Income Fund                        103,897              158,123
         Prudential Special Money Market                          135,431              140,501
         Prudential Government Money Market
           Private Shares                                          12,179                5,239
         Impco Technologies, Inc. Stock                            80,788               45,052
         Fidelity Advisor Growth Opportunities Fund *             249,205              135,061
         Fidelity Advisor Equity Income Fund                      121,565               44,196
         Participant Loans *                                      252,762              251,338
                                                               ----------           ----------
         Total investments                                     $4,779,461           $3,397,557
                                                               ----------           ----------
                                                               ----------           ----------

      * - Represents greater than 5% of the Plan's net assets at March 31, 1998.

4.   INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated March 11, 1994, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.   PLAN TERMINATION

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of Employee Retirement Income Security Act. In the event of plan termination, the participants become 100% vested, and the amounts in each participant's account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

                     IMPCO Investment and Tax Savings Plan
                         Notes to Financial Statements
                                March 31, 1998


6.   PARTY-IN-INTEREST TRANSACTIONS

The records of the Plan indicate no party-in-interest transactions which are prohibited by the Employee Retirement Income Security Act and for which no statutory or administrative exemption exists.

7.   NON-DISCRIMINATION TEST

The results of the non-discrimination test indicated that the highly compensated employees of IMPCO exceeded the permitted maximum contributions for the year ended March 31, 1998. IMPCO will arrange to pay refunds to the appropriate individuals in order to comply with the Internal Revenue Code and the regulations thereunder. Refunds are anticipated to be completed prior to March 31, 1999.

8.   Year 2000 Issue

The Plan Sponser has developed a plan to modify its internal information technology to be ready for the year 2000. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by mid 1999. The Plan Sponser does not expect this project to have a significant effect on Plan operations.

                    The IMPCO Investment and Tax Savings Plan
                             Supplemental Schedules

                      IMPCO Investment and Tax Savings Plan
                 Schedule of Assets Held for Investment Purposes
                            Year ended March 31, 1998

                                                                                                   Current
Identity of Issuer                           Description of Investment              Cost            Value
- -----------------------------------------------------------------------------------------------------------
REGISTERED INVESTMENT COMPANIES:
  Prudential Bank and Trust Company*       Prudential Government
                                              Money Market Series/369,998           369,998         369,998

  Prudential Bank and Trust Company*       Prudential Utility Fund/74,281           771,542         976,585

  Prudential Bank and Trust Company*       Prudential Equity Fund/51,960            854,362       1,157,022

  Prudential Bank and Trust Company*       Prudential Small Company Fund/45,270     641,540         830,726

  Prudential Bank and Trust Company*       Prudential Balance Fund/38,051           517,013         489,303

  Prudential Bank and Trust Company*       Prudential Government
                                              Income Fund/11,519                    104,497         103,897

  Prudential Bank and Trust Company*       Prudential Special Money
                                              Market/135,431                        135,431         135,431

  Prudential Bank and Trust Company*       Prudential Government Money
                                              Market Private Shares/12,179           12,179          12,179

  Fidelity Investments                     Fidelity Advisor Growth
                                              Opportunites Fund/5,358               202,192         249,205

  Fidelity Investments                     Fidelity Advisor Equity
                                              Income Fund/4,264                     102,473         121,565
  COMMON STOCK:
  Impco Technologies, Inc.*                Common Stock/6,876                        67,776          80,788

  LOANS:
  Participant's Promissory Notes*          Interest rate of  8.50% - 8.95%                0         252,762

  *  Indicates party in interest to the Plan


                      IMPCO Investment and Tax Savings Plan
                       Schedule of Reportable Transactions
                            Year ended March 31, 1998


                                                                                                              Current
                                                                                                              Value of
                                                                                                              Asset on
Identity of Party Involved        Description of Investment   Number of    Number of  Purchase               Transaction   Net Gaim
                                                             Transactions    Shares     Price    Sale Price      Date        (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (I) - A SINGLE
TRANSACTION IN EXCESS
 OF 5% OF PLAN ASSETS
                                                 None

CATEGORY (ii) - A SERIES OF
TRANSACTIONS (OTHER THAN
TRANSITITONS RESPECTING
SECURITIES) IN EXCESS OF
5% OF PLAN ASSETS
                                                 None

CATEGORY (iii) - A SERIES OF
AGGREGATED TRANSACTIONS
IN EXCESS OF 5% OF CURRENT
VALUE OF PLAN ASSETS

#     Prudential Bank and
      Trust Company                 Prudential Utility Fund          *         *     231,229                   231,229

#     Prudential Bank and
      Trust Company                 Prudential Equity Fund           *         *     316,593                   316,593

#     Prudential Bank and
      Trust Company                 Prudential Small Company
                                        Fund                         *         *     272,543                   272,543

#     Prudential Bank and
      Trust Company                 Prudential Allocation
                                        Strategy                     *         *                  615,312      615,312     (13,326)

#     Prudential Bank and
      Trust Company                 Prudential Balance Fund          *         *     723,105                   723,105



                                                                                                              Current
                                                                                                              Value of
                                                                                                              Asset on
Identity of Party Involved        Description of Investment   Number of    Number of  Purchase               Transaction   Net Gaim
                                                             Transactions    Shares     Price    Sale Price      Date        (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iv) - A SINGLE
TRANSACTION (EXCLUDING
CERTAIN TEMPORARY INVESTMENTS)
INVOLVING SECURITIES FOR WHICH
A PRIOR OR SUBSEQUENT
CATEGORY (I) TRANSACTION HAS
OCCURRED DURING THE YEAR
                                            None



        #  Party in interest

        *  Information not readily available